UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20349


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No.  __)*

                    COMTEX NEWS NETWORK, INC
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                            205914104
                         (CUSIP Number)

                           Tepco Ltd.
                      Continental Building
                        25 Church Street
                     Hamilton HM12, Bermuda
                        Attn.:  President
                         (441) 295-1078

(Name,  Address, Telephone Number of Person Authorized to Receive
Notices and Communications)


                        November 14, 2006
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement
..   (A  fee is not required only if the filing person (1)  has  a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                               SCHEDULE 13D

CUSIP No.  023113103

1  NAME OF FILING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tepco Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(d)

6  CITIZENSHIP OR PLACE OR ORGANIZATION

   Bermuda

NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON
                        WITH

    7  SOLE VOTING POWER

     2,949,625*

    8  SHARED VOTING POWER

         0

    9  SOLE DISPOSITIVE POWER

        2,949,625*

   10  SHARED DISPOSITIVE POWER

         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON

   2,949,625*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.3%*

14 TYPE OF FILING PERSON

       CO

  * Includes 839,815 shares of common stock which may be acquired by the Reporting Person upon the conversion of the 10% Senior Subordinated
  Secured  Note  of  the Issuer in which the Reporting Person  owns  a  98%
  interest.

     Item 1.     Security and Issuer

          The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of the Issuer. The Issuer's principal executive offices are located at 625 N. Washington Street, Suite 301, Alexandria, VA 22314

     Item 2.   Identity and Background

            Tepco  Ltd.  ("Tepco")  is  a  Bermuda  corporation.   Its
     principal business is holding, monitoring and maximizing the return to its stockholder with respect to various investments. The principal business address of Tepco is Continental Building, 25 Church Street, Hamilton HM12, Bermuda.
           The sole stockholder, director and executive officer of Tepco is Ian Gordon, whose principal occupation is serving as a self-employed business consultant.
          During the last five years, neither Tepco nor Mr. Gordon (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Mr. Gordon is a citizen of Bermuda.

     Item 3.   Source and Amount of Funds or Other Consideration

           Tepco acquired the Common Stock reported herein through a partial redemption of shares of Series A Preferred Stock ("Preferred Stock") it owned of Amasys Corporation ("Amasys"), as described in Item 5(c) below.

     Item 4.   Purpose of Transaction.

          Tepco intends to exercise its rights as a holder of Common Stock and to realize the value thereof. However, it has no specific plans or proposals to that end.
          Other than the foregoing, Tepco does not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the
     Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
          In the future, Tepco may determine to purchase additional shares of the Issuer's capital stock or may determine to sell shares of the Issuer's capital stock. Any such determination will depend on a number of factors.

     Item 5.       Interest in the Securities of the Issuer

           (a) and (b) The Issuer's total issued and outstanding capital stock comprises 13,700,247 shares of Common Stock, of which Tepco owns beneficially and of record 2,109,810 shares. In addition, Tepco is entitled to acquire, at a conversion price of $1.00 per share, 839,815 shares of Common Stock upon the conversion by it of the 98% interest it owns in the 10% Senior Subordinated Secured Note of the Issuer (the "Issuer Note"). Accordingly, Tepco beneficially owns a total of 2,949,625 shares of Common Stock, or 20.3% of the shares of such class outstanding. By the terms of the Issuer Note as previously amended, the aforesaid conversion price has increased from its original price of $.75 per share on December 9, 2003 and continues to increase at the rate of $.05 every 180 days from that date.
                (c) Tepco's current beneficial ownership of shares of capital stock of the Issuer resulted from a two-part transaction with the Issuer.
           Pursuant to an agreement dated September 25, 2006 between Amasys and Tepco, Amasys from November 10, 2006 through November 14, 2006, with effect as of September 25, 2006, redeemed 54,090 shares of Preferred Stock owned by Tepco. In consideration therefor, Amasys conveyed to Tepco a 98% interest in the outstanding principal of and accrued interest on the Issuer Note in favor of Amasys made by the Issuer in the outstanding principal amount of $865,954 (which was recorded on Amasys's financial records at $640,397) and (b) 2,109,810 shares of Common Stock, which consideration also constituted payment and discharge of all outstanding dividends in respect of said shares of Preferred Stock.
          There have been no other transactions in the Issuer's Common Stock that were effected by or on behalf of Tepco in the past 60 days.
          (d) Not applicable.
          (e) Not applicable.

        Item   6.   Contracts,Arrangements,Understandings or Relationships

              With Respect to Securities of the Issuer
           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in
     Item 2 and any other person with respect to any securities of the Issuer.

     Item 7.     Material To Be Filed As Exhibits

             Set forth below are all exhibits attached to this statement:
               Exhibit
                                 None

                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  November 15, 2006

     TEPCO LTD.


     By: /s/ Ian Gordon
     -------------------
           Ian Gordon
           President